EXHIBIT 4.90

Declarations on the Equity Interest in Beijing Lei Ting Wan Jun Network

Technology Company Limited on behalf of Lahiji Vale Limited

I, Wang Xiu Ling, a PRC citizen whose ID number is 110105630722252 and residence address is Room 101, Unit 3, Building 7, Wusheng Dongli, ChaoYang District, Beijing, hereby make the representations concerning the shareholdings in Beijing Lei Ting Wan Jun Network Technology Company Limited on behalf of Lahiji Vale Limited (the “Trustor”) (whose registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands) as follows:

1.	I executed a Trust Deed on January 16, 2006 and hold 80% equity interest in Beijing Lei Ting Wan Jun Network Technology Company Limited on behalf of the Trustor in my own name (the “Trusted Equity”).

2.	I hereby admit that the Trusted Equity of such trust was contributed by the Trustor in my own name, and the property and proceeds arising from it were attributed to the Trustor. I didn’t pay any fees or considerations for the Trusted Equity.

3.	I confirm that, besides holding the Trusted Equity in my own name on behalf of the Trustor, I do not have the right to use or dispose the Trusted Equity or to collect proceeds accrued thereon and such Trusted Equity is not contributed to my property or the property jointly owned by me and my spouse during the period from the establishment of this trust to the termination of this trust.

4.	I confirm that the Trusted Equity shall be separated from my property or the property jointly owned by me and my spouse. In particular, when I encounter disputes, litigations, arbitrations, or administrative punishment, or if I shall lose civil capacity in part or in whole, disappear or die, the Trustor’s right of such Trusted Equity will not be changed, restricted, or impaired by any of the aforesaid events.

5.	I hereby beforehand confirm that once any of the aforesaid events occurs, the Trustor shall be entitled to decide how to dispose such Trusted Equity concurrently. I and/or the property trustee, and/or my successors shall not propose any objection in relation to it.

All the aforesaid representations reflect my genuine intention, and there is no fraud, compulsion, misrepresentation, unfairness, collusion, or violation of law. These representations are effective until my death and I guarantee that I there would be no change or regret.

Hereby certified.

Representor:

Name: Wang Xiu Ling

Date: January 16, 2006